Ascendis Pharma A/S January 2018 Exhibit 99.1

Cautionary Note On Forward-Looking Statements: This presentation contains forward-looking statements. All statements other than statements of historical facts contained in this presentation, such as statements regarding our future results of operations and financial position, including our business strategy, prospective products, availability of funding, clinical trial results, product approvals and regulatory pathways, collaborations, timing and likelihood of success, plans and objectives of management for future operations, and future results of current and anticipated products, are forward-looking statements. These forward-looking statements are based on our current expectations and beliefs, as well as assumptions concerning future events. These statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties and other factors are more fully described in our reports filed with or submitted to the Securities and Exchange Commission, including, without limitation, our most recent Annual Report on Form 20-F filed with the SEC on March 22, 2017, particularly in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. In light of the significant uncertainties in our forward-looking statements, you should not place undue reliance on these statements or regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all. Any forward-looking statement made by us in this presentation speaks only as of the date of this presentation and represents our estimates and assumptions only as of the date of this presentation. Except as required by law, we assume no obligation to update these statements publicly, whether as a result of new information, future events or otherwise after the date of this presentation. This presentation concerns product candidates that are or have been under clinical investigation and which have not yet been approved for marketing by the U.S. Food and Drug Administration, European Medicines Agency or other foreign regulatory authorities. These product candidates are currently limited by U.S. Federal law to investigational use, and no representations are made as to their safety or effectiveness for the purposes for which they are being investigated. Ascendis is a trademark that we use in this presentation. Any other trademarks appearing in this presentation are the property of their respective holders.

Company Overview Create best-in-class rare disease products addressing unmet medical needs Apply TransCon technology to parent drugs with clinical proof-of-concept Expect higher development success rate compared to traditional drug development Endocrinology rare disease internal pipeline and expected key 2018 milestones TransCon Growth Hormone for pediatric GHD: fliGHt (switch) Trial fully enrolled Q3 TransCon PTH for hypoparathyroidism: Phase 1 full data in Q2 TransCon CNP for achondroplasia: Phase 1 top-line data in Q4 Build leading positions for each of our endocrinology rare disease products with commercial focus on the U.S. and selected European markets Established high-value collaborations with Roche/Genentech in ophthalmology and Sanofi in diabetes As of September 30, 2017, pro forma cash and cash equivalents of €222.5 million1 1 Reflects net proceeds from a follow-on offering announced on September 27, 2017, including underwriters’ exercise of their overallotment option

TransCon Technology Overview Parent drug is protected from receptor activation and clearance by transiently binding to the linker-carrier Parent drug distribution as original compound; Linker-carrier elimination mainly by renal clearance Following injection, the TransCon linker slowly autohydrolyzes to release unmodified parent drug TransCon carrier TransCon linker Inactive parent drug Unmodified parent drug Receptor Renal clearance Linker cleavage only dependent on pH and temperature

Ascendis Approach to Product Innovation


~4,800 Orphan Drug Designations
>500 Endocrine/Metabolic[1]
Unmet Medical Need
Clinically Validated Parent Drug
TransCon Technology Suitability
Clearly Differentiated Product
Established Clinical & Regulatory Pathway
Large Addressable Market
Higher Value, Lower Risk Pipeline

[1] Totals from FDA and EMA Orphan List, public & proprietary databases, advisors and conferences

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Building a Leading Company in Rare Diseases

Internal Endocrinology Pipeline

PRODUCT CANDIDATE	PRE IND	PHASE 1	PHASE 2	PHASE 3	POTENTIAL WW MARKET[1]	WW COMMERCIAL RIGHTS
TransCon hGH	Pediatric Growth Hormone Deficiency				> $3 billion[2]	ascendis pharma
TransCon PTH	Hypoparathyroidism				> $2 billion[3]	ascendis pharma
TransCon CNP	Achondroplasia				> $1 billion	ascendis pharma

Strategic Collaborations

PRODUCT CANDIDATE	PRIMARY INDICATION	DEVELOPMENT STAGE	POTENTIAL WW MARKET[1]	WW COMMERCIAL RIGHTS
TransCon Anti-VEGF	Ophthalmology	Not disclosed	>$7 billion	Genentech
TransCon Peptides	Diabetes	Not disclosed	>$1 billion	SANOFI

[1] Based on market data and company estimates
[2] Includes all indications
[3] Based on treatment of ~25% of the U.S. patient population of ~80,000 patients

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TransCon Growth Hormone: Once-Weekly Replacement Therapy

The Growth Hormone Market[1]

- ~$3.5 billion in worldwide daily hGH sales and growing (2.4% CAGR)
- Fragmented market with same undifferentiated hGH molecule competing on differentiated formulations, devices, services and access strategies
- Pediatric indications comprise ~90% of the market
- Indications for growth hormone treatment include:
  - Growth Hormone Deficiency (GHD) ~50% of market
  - Turner Syndrome
  - Idiopathic short stature (ISS)
  - Prader-Willi Syndrome
  - Small for Gestational Age (SGA)



7%
2%
3%
19%
51%
18%
GH Deficiency
Turner Syndrome
ISS
SGA
Prader Willi
Other Indications

Well established market primed for disruption by a long-acting growth hormone product

[1] Company research

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Growth Hormone Deficiency: Clinical Manifestations

PEDIATRIC
Growth Hormone Deficiency[1]

- Growth failure
- Increased and abnormal fat distribution (especially truncal fat mass)
- Abnormal metabolic profile
- Impaired exercise capacity

ADULT
Growth Hormone Deficiency[2]

- Trunk fat accumulation and decrease in lean body mass
- Decreased bone mineral density
- Dyslipidemia
- Increased cardiovascular mortality and morbidity
- Decreased quality of life

Long-acting GH must fully mimic daily hGH to address the totality of the disease

[1] BMC Endocrine Disorders 2012, 12:26
[2] J Clin Endocrinol Metab 2006, 91: 1621–1634

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Increased adherence Improved growth response Doses missed per week ≥3 2 p< 0.001 p< 0.01 4 3 2 1 0 ≤1 Height Velocity SDS Poor adherence with daily growth hormone therapy is associated with reduced height velocity and impaired quality of life1 Daily Growth Hormone: The Problem 1 PLoS ONE 2011, 6(1): e16223 2 Clinical Therapeutics 2008, 30(2): 307-316 Reduced frequency of administration is associated with better adherence2 In the first year, two of three patients miss >1 injection on average per week1

TransCon Growth Hormone: The Opportunity Predictable release of parent drug in the body hGH hGH TransCon carrier TransCon linker Inactive Prodrug Creation of TransCon prodrug Once-weekly prodrug releasing unmodified hGH designed to mimic daily hGH: Tissue distribution Physiological levels Therapeutic effects: efficacy, safety and tolerability

Growth Comparable to a Daily hGH in Phase 21,2 Same weekly dose 11.5 14.5 0.14 mg 0.21 mg 0.30 mg 0.21 mg Dose (hGH/kg/week): 1 Intergroup differences not statistically significant 2 JCEM, DOI: 10.1210/jc.2016-3776 3 Conducted with a previous lower strength version of TransCon Growth Hormone 26-week treatment period Two thorough PK/PD assessments at weeks 1 and 13 TransCon Growth Hormone3 Genotropin®

Dose Proportional IGF-1 in Phase 21 Days (Week 13) IGF-1 SDS (+ SEM) 0 1 2 3 4 5 6 7 Transient point values of IGF-1 SDS > +2.0 have been observed in a small number of patients primarily at the highest dose level 1 JCEM, DOI: 10.1210/jc.2016-3776

Comparable hGH Levels in Phase 21 Maximum hGH concentration comparable between equivalent weekly doses of TransCon Growth Hormone and a daily hGH Days (Week 13) hGH serum concentration (+SEM, ng/ml) 1 JCEM, DOI: 10.1210/jc.2016-3776

Comparable Safety to a Daily hGH in Phase 21 >1100 TransCon Growth Hormone injections administered in the phase 2 pediatric study No reports of lipoatrophy or nodule formation No Serious Adverse Events related to study drug Immunogenic profile comparable to a daily hGH Injection site tolerability comparable to a daily hGH Adverse events consistent with a daily hGH therapy observed and not different between cohorts No occurrence of neutralizing antibodies Low incidence of low-titer non-neutralizing antibodies 1 JCEM, DOI: 10.1210/jc.2016-3776

TransCon Growth Hormone Phase 3 Update

heiGHt TRIAL

- Pivotal trial
- Fully enrolled
- Data expected Q1 2019

fliGHt TRIAL

- Switch trial
- Enrollment completion ~Q3 2018

enliGHten TRIAL

Extension trial (n= ~300)

Regulatory Filings

- FDA and EMA support size and scope of program for pediatric GHD filing
- Database lock for filing package Q3 2019

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Phase 3 heiGHt Trial Ongoing Key Inclusion Criteria Prepubertal children with GHD Height SDS ≤ -2.0 IGF-1 SDS ≤-1.0 GHD with 2 GH stim. tests (GH ≤10 ng/mL) Bone age ≥ 6 months behind chronological TransCon Growth Hormone (0.24 mg/kg/week) Genotropin (34µg/kg/d = 0.24 mg/kg/week) Key Endpoints Annualized height velocity (HV) at 52 weeks (primary endpoint) Annualized HV at earlier time points Change in HT SDS over 52 weeks Change in serum IGF-1/IGFBP-3 levels Change in IGF-1 SDS and IGFBP‑3 SDS Normalization of IGF-1 SDS Long-Term Extension Trial Week 1 Week 5 Week 13 Week 52 Week 26 Week 39 >160 Treatment-naïve children with GHD (2:1 randomization) VISIT SCHEDULE Screening ≤ 6 weeks

Auto-Injector Designed to Improve Adherence Auto-injector introduction during extension study and for commercial launch Simple operation with few user steps A single low-volume (<0.60 mL) injection for patients less than 60kg Small needle, comparable to daily hGH (31G, 4mm) Room temperature storage No waste due to empty-all design Bluetooth® connectivity enabled for automatic data capture Device lifetime at least 4 years Key Features

Improve Adherence Through Feedback & Intervention Secure Cloud-Based Central Database TransCon hGH Auto-Injector Automated Data Capture of Dose and Injection Time Integrating with a Connected Healthcare System

Efficacy Safety (including immunogenicity) Tolerability TransCon Growth Hormone Target Product Profile Comparable to Daily Growth Hormone Weekly subcutaneous administration Small injection volume (31G needle) Room temperature storage Device Easy to use Automatic data capture Empty-all design

TransCon Growth Hormone: Highlights Potential best-in and first-in class long-acting growth hormone in pediatric GHD Trial phase 3 top-line results expected Q1 2019 Trial expected to be fully enrolled Q3 2018 Auto-injector developed and on-track for introduction in Trial Improving adherence through integrated automatic data capture and connected healthcare system Commercial-scale manufacturing and supply chain established Multiple patent filings provide potential protection into 2038

TransCon PTH: Once-Daily for Hypoparathyroidism

Hypoparathyroidism: Serious Unmet Medical Need1 Parathyroid hormone (PTH) regulates calcium/phosphate homeostasis Calcium is essential for muscle, skeletal, neurological and cardiac function Hypoparathyroidism (HP) is a rare disease characterized by deficient or absent PTH Results in low calcium and increased phosphate blood levels Most common cause (~75%) is inadvertent removal or damage to parathyroid glands during thyroid surgery Approximately 80,000 patients in the U.S. HP results in diverse range of physical, cognitive, emotional symptoms and reflects a high burden across the healthcare system Symptoms include muscle cramps, tetany, seizure, cardiac abnormalities, bronchospasm, laryngospasm and altered mental status 1 Nature Reviews 2017, vol 3, 1-20

Hypoparathyroidism: Burden of Illness Calcium multiple times daily and vitamin D is current standard of treatment Despite current treatment, study showed1: 72% of patients experienced >10 symptoms* in the preceding 12 months Symptoms were experienced for a mean of 13 ± 9 hours/day Hospital stays or emergency department visits were required by 79% of patients 85% reported an inability to perform household activities 20% experienced a disease-associated change in employment status Patients on standard treatment compared to healthy controls have2: 4-fold increased risk of hospitalization due to seizure 4-fold increased risk of renal diseases (calcifications and renal insufficiency) * Fatigue, muscle pain or cramping, paresthesia, tetany, joint or bone pain, pain/heaviness/weakness in extremities, brain fog/mental lethargy, inability to focus or concentrate, memory loss or forgetfulness, sleep disturbances, anxiety and depression 1 Endocrine Practice; 2014, Vol. 20 pp. 671-679; results of Paradox survey of patients (n=374) 2 J Bone Miner Res 2013, 28, 2277-2285, results of 688 patient survey on standard treatment compared to age- and gender-matched control

HP Treatment Strategies Are Evolving1,2 Conventional treatment by calcium and vitamin D does not fully replace the functions of PTH and can lead to: Short-term complications of hypocalcemia, hypercalcemia and hypercalciuria Long-term complications of impaired renal function and extraskeletal calcifications Once-daily Natpara/Natpar has been approved in the U.S. and Europe as an adjunct to calcium and vitamin D to control hypocalcemia in HP patients Does not fully address all aspects of the disease, including hypocalcemia, hypercalcemia, hypercalciuria and bone turnover TransCon PTH designed to address all aspects of the disease by normalizing: blood/urinary calcium levels, serum phosphate and bone turnover 1 Front. Endocrinol., 2017, 7:172 2 Nature Reviews, 2017, vol 3, 1-20

FDA Perspective on Optimal PTH PK Profile1 1 FDA presentation Natpara Advisory Committee September 12, 2014 Natpara QD provides dose-dependent increase in serum calcium for ~24 hours Natpara QD effect on urinary calcium excretion is short-lived (10-12 hours) as kidney reabsorption of calcium follows PK profile

Continuous PTH Infusion Led to Improved Outcomes Desired Treatment Outcomes in HP Natpara Once-daily1, 2 PTH (1-34) Infusion3-9 Increase serum calcium Reduce pill burden Normalize urinary calcium excretion X Reduce hypercalcemia X Reduce hypocalcemia X Normalize serum phosphate (high-normal range) Normalize bone turnover X (cortical bone loss) NIH clinical trials demonstrated superiority of continuous infusion > twice daily injections > once daily injections 1 Natpara Product Label 2 J Clin Endocrinol Metab 2016, 101(7): 2742-2750 3 JAMA 1996, 276(8): 631-636 4 J Clin Endocrinol Metab 1998, 83(10): 3480-3486 5 J Clin Endocrinol Metab 2003, 88(9): 4214-4220 6 J Clin Endocrinol Metab 2008, 93(9): 3389-3395 7 J Clin Endocrinol Metab 2011, 96(11): 3308-3312 8 J Clin Endocrinol Metab 2012, 97(2): 391–399 9 J Pediatr 2014, 165(3):556-563

TransCon PTH Design



PTH(1-34)
Inactive Prodrug
PTH(1-34)
TransCon
carrier
TransCon
linker
Creation of
TransCon prodrug
Predictable release of
parent drug in the body

- TransCon PTH is a sustained-release prodrug, designed to provide stable free PTH levels in the physiological range for 24 hours a day
- TransCon PTH designed to normalize: blood/urinary calcium levels, serum phosphate and bone turnover

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TransCon PTH Phase 1 Trial Design Randomized, placebo controlled, single and multiple ascending dose trial to evaluate the safety, tolerability, PD and PK of TransCon PTH in healthy adults Primary Objective: To assess the safety and tolerability of single and 10 multiple daily doses of TransCon PTH in healthy adults Secondary Objectives: To evaluate the PD (serum Ca, endogenous PTH(1-84), and bone markers) and PK following single and multiple daily doses of TransCon PTH To assess whether treatment affects urinary calcium excretion To determine potential treatment-related anti-PTH and anti-PEG antibodies

Expectations for Phase 1 Trial in Healthy Volunteers1 1 Journal of Bone and Mineral Research, Vol. 26, No. 9, September 2011, pp 2287–2297 7-Day Continuous Infusion of PTH(1-34) in Healthy Adults1 Dose-dependent increase in serum Ca Small increase in urinary Ca excretion despite elevated serum Ca Dose-dependent down regulation of endogenous PTH(1-84)

Supports Infusion-Like Profile with Daily Administration TransCon PTH phase 1 data reproduced PK profile from preclinical studies and showed t1/2 of ~60 hours (versus Natpara t1/2 ~3 hours) TransCon PTH 100 µg (n=8)

Single Dose Provided Sustained Calcemic Effect TransCon PTH led to sustained elevation of serum calcium lasting more than 72 hours with low inter-subject variability TransCon PTH 100 µg (n=8)

Expected Effect of TransCon PTH on Renal Calcium Excretion Observed in Phase 1


TransCon PTH 100 µg (n=8)
Fractional excretion calcium (%) (Mean ± SEM)
7
6
5
4
3
2
1
0
-24
0
24
48
72
96
Time (hours)
100 µg
Clamped serum calcium
Expected level at serum Ca of 10.3 mg/dL from published literature[1]
Observed level with TransCon PTH

Despite increased serum Ca at 11 mg/dL fractional calcium excretion remained normal and far below the 6.5% range reported for healthy volunteers clamped to a serum Ca of 10.3 mg/dL[2], reflecting potent renal Ca reabsorption effect of TransCon PTH

[1] J Bone Miner Res, 2011, 26(9), 2287–2297
[2] JCEM, 2001, 86(4), 1525-1531

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Dose-Dependent Increase of Serum Calcium Dose response and low inter-subject variability suggests ability to titrate and individualize dosing TransCon PTH 48, 72 and 100 µg (n=8/group)

Dose-Dependent Endogenous PTH(1-84) Response TransCon PTH provided dose-dependent down regulation of endogenous PTH(1-84) TransCon PTH 48, 72 and 100 µg (n=8/group)

TransCon PTH: Highlights

- TransCon PTH based on parent drug PTH(1-34) with clinical proof-of-principle in HP and validated TransCon technology
- Interim phase 1 data supports target product profile as a true replacement therapy for HP
- Phase 1 full data set expected Q2 2018
- Planning pathway to phase 3:
  - Extensive clinical experience with PTH(1-34) and PTH(1-84) should enable advancement from phase 1 to phase 3
  - Phase 3 initiation planned Q1 2019
  - Device on-track for introduction in phase 3 enabling individualized dosing
- Multiple patent concepts provide potential protection into 2037

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TransCon CNP: Once-Weekly CNP for Achondroplasia

Achondroplasia – Not Only a Skeletal Disease Autosomal dominant genetic disorder Patients suffer numerous comorbidities No FDA-approved therapy Only option to improve height is surgical limb lengthening Most common form of human dwarfism Approximately 250,000 patients worldwide1 80% born to average-sized parents Ear infections/sleep apnea Obesity Bowed legs 1 Lancet 2007, 370: 162-172 Back/spine/cord compression Cardiovascular complications Dental complications

Normal Growth Depends on Balanced Pathways TransCon CNP is designed to provide continuous exposure to a CNP analogue to optimize efficacy with a well-tolerated and convenient once-weekly dose CNP Activity FGFR3 Activity Normal growth Achondroplasia growth CNP FGFR3 FGFR3 CNP

Clinical Proof of Principle in Achondroplasia 1 Biomarin R&D Day, April 2016 Therapeutic Goal: Optimize CNP efficacy with a well-tolerated and convenient dosage form Vosoritide (CNP analog) in phase 3 for achondroplasia; reported promising height velocity data Effects on growth at 12 months with 46-65% improvement from baseline in mean annual growth velocity1 Vosoritide well tolerated, but hypotension observed in 40% of subjects receiving 15 µg/kg/day1 Therapeutic coverage limited by the half-life of vosoritide (~20 min)

TransCon Technology Offers Potential Solution



CNP
Inactive Prodrug
CNP
TransCon carrier
TransCon linker
Creation of TransCon prodrug
Predictable release of parent drug in the body

- TransCon technology provides effective shielding of CNP:
  - From neutral endopeptidase degradation in subcutaneous tissue and blood compartment
  - Minimize binding of TransCon CNP to the NPR-C receptor to decrease clearance
  - Reduce binding of TransCon CNP to the NPR-B receptor to avoid hypotension
- Unmodified CNP liberated from TransCon CNP maintains small enough size to allow penetration into growth plates

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TransCon CNP Weekly Profile Confirmed in Primates TransCon CNP following SC injections in cynomolgus monkeys (n=3)1 No cardiovascular adverse effects observed in preclinical models at doses exceeding the expected clinical dose 0 24 48 72 96 120 144 168 0 500 1000 1500 2000 2500 Hours Total CNP (ng/mL, ±SEM) 1 Poster presented at ENDO 2017

Right tibia length (mm, ±SEM) Mouse growth study right tibia length 50 nmol/kg/day (n=9/group)1 Same amount of CNP given as continuous infusion in mice is more efficacious than daily SC injection over 35 days Same effect demonstrated for Ascendis CNP peptide Vosoritide* Infusion Vehicle Vosoritide* SC 1 Poster presented at ENDO 2017 * “Vosoritide” refers to a synthesized molecule with the same amino acid sequence prepared by Ascendis Pharma Continuous Infusion More Effective Than Daily

Well Tolerated Safety Profile No adverse hemodynamic effects (e.g., hypotension) in cynomolgus monkeys or mice at levels exceeding the expected clinical dose Lack of adverse hemodynamic effect may widen therapeutic window, thereby enhancing efficacy 1 Poster presented at ENDO 2017 * “Vosoritide” refers to a synthesized molecule with the same amino acid sequence prepared by Ascendis Pharma Control Average in peak change from predose (mm Hg, ±SEM) 100 µg/kg Vosoritide* 100 µg/kg TransCon CNP 0 -2 -4 -6 -8 -10 -12 Change in systolic pressure in monkeys1

Growth velocity of different doses of TransCon CNP Compare weekly TransCon CNP to daily vosoritide Juvenile Cynomolgus Monkeys Bone length assessed over 6 months Other endpoints/ markers of CNP bioactivity: bone turnover markers, urinary cGMP TransCon CNP Weekly Dosing Vehicle Vosoritide* Daily Dosing Juvenile Cynomolgus Growth Study Completed * “Vosoritide” refers to a synthesized molecule with the same amino acid sequence prepared by Ascendis Pharma

Juvenile Healthy Monkey Growth Study

Tibial growth at 6 months (n=4/group)[1]


Percentage change from baseline (Mean +SD)
18
16
14
12
10
8
6
4
2
0
Untreated Control
TransCon CNP 40 µg/kg/week
TransCon CNP 100 µg/kg/week
Vosoritide* 140 µg/kg/week (20 µg/kg/day)

- Demonstrated dose-proportional tibial linear growth; ulnar growth consistent
- Compared to untreated control, growth increased >70% with highest TransCon CNP dose vs. 35% with vosoritide* at a higher weekly dose

[1] Poster presented at ENDO 2017 and company data
* "Vosoritide" refers to a synthesized molecule with the same amino acid sequence prepared by Ascendis Pharma

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TransCon CNP in Achondroplasia Disease Model ($Fgfr3^{Y367C/+}$)[1]

Linear and Skeletal Growth in Achondroplasia Mice

TransCon CNP reversed the phenotype, restoring growth



+ TransCon CNP
+ vehicle
TransCon CNP/ Vehicle
+ TransCon CNP
TransCon CNP
+ vehicle
Vehicle

Preventing Premature Fusion of Synchondroses of Foramen Magnum

TransCon CNP may ameliorate most disabling achondroplasia traits, including stenosis of the foramen magnum



28
5
IOS
18
IOS
25
9
IOS
23
IOS
Vehicle
TransCon CNP

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[1] Poster presented at ENDO 2017

ascendis pharma

TransCon CNP: Highlights

- TransCon CNP leverages Ascendis technology platform to develop a once-weekly administration, without dose-limiting cardiovascular adverse effects
  - Shields CNP from NPR-C receptor clearance and NPR-B induced-hypotension
  - Prolonged half-life extension and efficacy trend observed in cynomolgus monkeys
  - Reversion of phenotypical traits and comorbidities in mouse model of achondroplasia
- Phase 1 study submission in Australia completed
- Phase 1 top-line results expected Q4 2018
- Multiple patent concepts provide potential protection into 2037

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Selected Expected Milestones

Q1 2018

✓ TransCon PTH: Ph1 SAD results

Q2 2018

- TransCon PTH: Full Ph1 results
- TransCon CNP: Ph1 dosing

Q3 2018

- fliGHt (switch) Trial enrollment completion

Q4 2018

- TransCon CNP:
  - Ph1 results
  - Initiate ACH natural history study

Q1 2019

- heiGHt Trial top-line Ph3 results
- TransCon PTH: Ph3 initiation

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Three Product Opportunities: >$1 Billion Each



TransCon Growth Hormone

- Long-acting growth hormone that delivers unmodified hGH
- Pivotal phase 3 trial fully enrolled; data readout Q1 2019



TransCon PTH

- Infusion-like profile potentially addresses all aspects of HP
- Phase 1 ongoing; data 1H 2018
- Phase 3 initiation planned Q1 2019



TransCon CNP

- Efficacy without potential dose-limiting cardiovascular adverse effects; once-weekly dosing in achondroplasia
- Phase 1 to be initiated 2018; data Q4 2018

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